

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Via E-mail
Robert H. Miller
Chief Executive Officer
Abakan Inc.
2665 S. Bayshore Drive; Suite 450
Miami, FL 33133

> **Re:** **Abakan Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2014**
> **Filed October 1, 2014**
> **File No. 0-52784**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business, page 3

The Company, page 3

1.   In future filings, provide a clear discussion of your operations that concisely describes your stage of development. The discussion should include the products being sold, stage of development and commercialization, and what, if any, revenues are being generated from the sale of these products versus funds provided through grants.

2.   In future filings, please provide an organizational chart.

Research and Development, page 31

3.   In future filings, please disclose the amount spent during each of the last two fiscal years on research and development activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel at (202) 551-3729 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief